Exhibit 12
MSW ENERGY HOLDINGS LLC II AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands of dollars)

	For the Three Months Ended
	March 31,
	2006		2005
EARNINGS:
Pre-tax income from continuing operations before minority interests	$2,658		$3,491
Add:
Fixed charges	15,301		16,319
Earnings, as adjusted	$17,959		$19,810

FIXED CHARGES:
Interest expense	$15,301		$16,319

Fixed charges	$15,301		$16,319

RATIO OF EARNINGS TO FIXED CHARGES:	1.17	x	1.21	x